Exhibit 12

TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges and

Ratios of Earnings to Fixed Charges and Preferred Stock Dividends for the

Nine Months Ended October 30, 2004 and November 1, 2003

and for the Five Years Ended January 31, 2004

(Millions of Dollars)

	Nine Months Ended		Fiscal Year Ended
	Oct. 30, 2004	Nov. 1, 2003	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002	Feb. 3, 2001	Jan. 29, 2000
Ratio of Earnings to Fixed Charges:

Earnings:
Net earnings	$2,391	$1,009	$1,841	$1,654	$1,368	$1,264	$1,144
Earnings from discontinued operations, net of tax	75	89	190	247	272	319	320
Gain on disposal of discontinued operations, net of tax	1,222	—	—	—	—	—	—
Provision for income taxes	665	559	1,003	870	672	590	522
Earnings from continuing operations before income tax	1,759	1,479	2,654	2,277	1,768	1,535	1,346

Fixed charges:
Interest expense	479	437	569	609	517	464	477
Interest portion of rental expense	55	37	68	48	50	63	55
Total fixed charges	534	474	637	657	567	527	532

Less:
Capitalized interest	(7)	(7)	(8)	(13)	(33)	(31)	(16)

Fixed charges in earnings	527	467	629	644	534	496	516

Earnings available for fixed charges	$2,285	$1,947	$3,283	$2,921	$2,302	$2,031	$1,862

Ratio of earnings to fixed charges	4.28	4.11	5.15	4.45	4.06	3.85	3.50

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:

Total fixed charges, as above	$534	$474	$637	$657	$567	$527	$532
Dividends on preferred stock (pre-tax basis)	—	—	—	—	—	—	29
Total fixed charges and preferred stock dividends	534	474	637	657	567	527	561
Earnings available for fixed charges and preferred stock dividends	$2,285	$1,947	$3,283	$2,921	$2,302	$2,031	$1,862

Ratio of earnings to fixed charges and preferred stock dividends	4.28	4.11	5.15	4.45	4.06	3.85	3.32

Note: Computation is based on continuing operations.